Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Murphy Oil Corporation of our report dated June 28, 2011 with respect to the statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation, as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010, Annual Report on Form 11-K of the Thrift Plan for Employees of Murphy Oil Corporation.

/s/ BKD LLP

Little Rock, Arkansas
October 6, 2011